VIA EDGAR

November 10, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F. Street, N.E.

Washington, D.C. 20549-3561

Attention: Jan Woo, Legal Branch Chief

Re:	Stronghold Digital Mining, Inc.
Registration Statement on Form S-1
File No. 333-260874

Ladies and Gentlemen:

On behalf of Stronghold Digital Mining, Inc., and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated to 4:30 P.M., Washington, D.C. time, on November 12, 2021, or as soon as practicable thereafter.

Thank you for your assistance in this matter.

[Signature Page Follows]

Securities and Exchange Commission

November 10, 2021

Very truly yours,

STRONGHOLD DIGITAL MINING, INC.

By:	/s/ Gregory A. Beard
Name:	Gregory A. Beard
Title:	Chief Executive Officer

Enclosures

cc:	Ricardo R.A. Larroudé, Chief Financial Officer, Stronghold Digital Mining, Inc.
Daniel M. LeBey, Vinson & Elkins L.L.P.
Shelley A. Barber, Vinson & Elkins L.L.P.